SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

28 August 2013

DISCLOSURE OF EFFECTIVE DATE OF BOARD CHANGE

The Board of Prudential plc is pleased to confirm that the appointment of Jackie Hunt as an executive director and Chief Executive, Prudential UK & Europe will be effective from 5 September 2013.

Rob Devey will stand down as an executive director and Chief Executive, Prudential UK & Europe with effect from 5 September 2013. He will leave the Group at the end of October 2013.

These changes were announced to the market on 26 April 2013.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Name of contact and telephone number for queries:

Sylvia Edwards, Deputy Group Secretary, 00 44 20 7548 3826

Name of duly authorised officer of issuer responsible for making notification:

Alan Porter, Group Secretary, 00 44 20 7004 4005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary